Exhibit 99.1

Chase Ultimate Rewards and Points International Team Up in the U.S.

TORONTO (Jan. 26, 2010) - Points International Ltd. (TSX: PTS; OTCBB: PTSEF) has signed an agreement with Chase Card Services, the credit card division of JPMorgan Chase & Co. (NYSE: JPM).

Under terms of the multi-year agreement, Points.com’s Integrate product will be leveraged to facilitate the transfer of loyalty currencies for U.S. cardmembers between Ultimate Rewards and its loyalty program partners, as well as enable new loyalty partnerships.

"We’re excited to partner with Chase to further enhance the Ultimate Rewards program," said Points CEO Rob MacLean. “Adding such a key financial services player to our roster creates new opportunities for us and our partners.”

“Chase is pleased to be working with Points.com,” said Rob Rosenblatt, general manager, Loyalty, Chase Card Services. “Our partnership with Points.com provides us with the ability to enhance our Ultimate Rewards point transfer capabilities quickly and easily, and in the process, enhance the breadth and depth of Ultimate Rewards for our cardmembers in the U.S.”

In May 2009, Chase launched Ultimate Rewards, a customer-friendly, easy-to-use rewards program with virtually limitless opportunities to earn and redeem rewards, without earning caps, airfare blackout dates or points expiration. Cardmembers can access Ultimate Rewards via Chase customer service or at a single, comprehensive Web site, www.ultimaterewards.com, that provides maximum simplicity and ease of navigation.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include British Airways Executive Club and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $2.0 trillion and operations in more than 60 countries and the company has approximately147 million credit cards issued in the United States and Canada. The firm is a leader in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. serves millions of consumers in the United States and many of the world’s most prominent corporate, institutional and government clients under its J.P. Morgan and Chase brands. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

For more information contact:

Investor relations:

Alex Wellins

The Blueshirt Group

T. (415) 217-7722; E. alex@blueshirtgroup.com

Anthony Lam

Chief Financial Officer

Points International

T. (416) 596-6382; E. anthony.lam@points.com

Media relations:

Jordan Fischler

Allison & Partners

T. (646) 428-0604; E. jordan@allisonpr.com

Partnership enquiries:

Martin Tongue

Vice President, Business Development

Points International, Ltd.

T. (416) 596-6363; E. martin.tongue@points.com

Chase:

Tanya M. Madison

First Vice President, External Affairs

Chase Card Services

T. (302) 282-5547; E. tanya.m.madison@chase.com